UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number:  001-41324

AKANDA CORP.

(Name of registrant)

1a, 1b Learoyd Road

New Romney TN28 8XU, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒   Form 20-F          ☐   Form 40-F

First Towers & Fibers Corp.

On March 5, 2025, Akanda Corp. (the “Company”) entered into a Share Exchange Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “SEA”), dated as of March 5, 2025, with First Towers & Fibers Corp., a corporation existing under the laws of the Province of British Columbia (“FTFC”) and the common shareholders of FTFC (the “Shareholders”). Subject to the terms and conditions set forth in the SEA, the parties will enter into a business combination transaction (the “Business Combination”), pursuant to which, among other things, all of the common shares of FTFC (the “Exchanged Shares”) shall be exchanged for either common shares, no par value, of the Company (the “Purchaser Shares”), or cash, and FTFC shall continuing as a wholly owned subsidiary of the Company.

FTFC is a private company that develops, constructs and owns telecommunications infrastructure in Mexico. The Company and FTFC have previously entered into and announced a non-binding letter of intent with respect to the Business Combination which set out the basic terms and conditions of the Business Combination. A co-founder, shareholder, executive and director of FTFC is Christopher Cooper, a director of the Company. The Company can give no assurance when or if the Business Combination will be consummated.

Substantially all of the Shareholders will receive consideration equal to one Purchaser Share for every 2.5 Exchanged Shares held immediately prior to the closing so exchanged in the Business Combination, or an aggregate of approximately 15.3 million Purchaser Shares, subject to adjustment as described in the SEA, including adjustments as a result of any reverse stock split or consolidation of the Purchaser Shares. The remaining Shareholders will instead receive as consideration an aggregate of US$14.1 million, payable by the Company 18 months after the closing of the Business Combination. The Company also agreed to assume outstanding options granted by FTFC and certain indebtedness of FTFC.

Within three business days of the execution date, the Company shall advance to FTFC a $1.0 million loan on the same terms as the Company’s November 21, 2024 Bridge Loan Agreement with FTFC, pursuant to which the Company loaned to FTFC US$350,000 (the “Loan Agreement”). As a result of entering into the Loan Agreement and the SEA, Mr. Cooper should not be deemed an independent director of the Company under applicable Nasdaq continued listing requirements, and accordingly the Company does not have a majority of independent directors on its Board and Mr. Cooper [is expected to][has] resign from the Company’s Audit Committee, Compensation Committee and Nominating Committee.

The SEA contains customary representations and warranties of the parties thereto with respect to the parties, the transactions contemplated by the SEA and their respective business operations and activities. The representations and warranties in the SEA shall terminate and expire upon the occurrence of the closing of the Business Combination.

The SEA contains covenants of the parties thereto, including: (a) the requirement to take all reasonable steps to consummate the Business Combination, (b) preparation and filing of a Registration Statement on Form F-4 with respect to the Purchaser Shares issuable in connection with the Business Combination; (c) restrictions on the conduct of the Company’s and FTFC’s respective businesses; (d) to submit a listing application to Nasdaq for the combined company and to cause the Purchaser Shares to be approved for listing; and (e) the requirement that the Company shall file a non-offering prospectus with the Ontario Securities Commission in order for the Company to become a reporting issuer in the Province of Ontario.

Consummation of the Business Combination is subject to conditions, including, among others: (a) there being no order, temporary restraining order, preliminary or permanent injunction, decree or ruling issued by a court of competent jurisdiction or governmental authority, enjoining, restraining or otherwise imposing a legal restraint on the consummation of the closing; (b) approval by the Company’s shareholders of certain proposals to be set forth in the Form F-4, including a reverse stock split or consolidation; (c) the Purchaser Shares to be issued pursuant to the SEA being approved for listing on the Nasdaq Capital Market and Nasdaq approving the listing of the post-Business Combination company; (d) the repayment, satisfaction and/or recapitalization of certain existing indebtedness of FTFC; (e) the Company shall have received a fairness opinion from a reputable valuation firm or investment bank expert in preparing fairness opinions for transactions similar to the Business Combination, showing that FTFC is valued at a price of at least US$19 million; (f) FTFC shall have delivered audited financial statements in accordance with IFRS to the Company as required by applicable rules of the Securities and Exchange Commission; and (g) the Form F-4 containing the Prospectus being declared effective in accordance with the provisions of the Securities Act of 1933, as amended (the “Securities Act”).

The SEA may be terminated under certain customary and limited circumstances, including (a) by mutual written consent of the Company and FTFC, (b) by either the Company or FTFC if the closing has not been consummated by March 31, 2025 as it may be extended, (c) by either the Company or FTFC, as applicable, in each instance that the other party materially breaches the SEA, or (d) by either the Company or FTFC if any permanent injunction or other order of a court or other competent authority preventing the closing of the Business Combination shall have become final and non-appealable. Upon termination of the SEA for any reason, the amounts loaned by the Company to FTFC shall be deemed immediately repayable.

Following the closing of the Business Combination, the Company agreed to use commercially reasonable efforts to raise additional funds of at least $4.0 million and a maximum of $10.0 million compromising of: (i) a debt or equity financing by the Company of at least $2.0 million and a maximum $5.0 million within four months of the closing date; and (ii) a subsequent debt or equity financing to raise an additional amount of at least $2,000,000 and a maximum of $5,000,000 within seven months of the closing date, of which the type of securities offered and offering price will be determined in the context of the market by the Company.

A copy of the SEA is filed with this Form 6-K as Exhibit 99.1, and the foregoing description of the SEA is qualified in its entirety by reference thereto.

Cessation of Canmart Business

After evaluating the current state of the Company’s business of importing and distributing cannabis-based products in the United Kingdom through its Canmart Ltd. subsidiary, the Company’s Board of Directors has determined to discontinue and cease its U.K operations and shut down Canmart Ltd. The Board came to this conclusion after receiving notification from Canmart’s directors that they intend to resign and the difficulty in finding qualified replacements, determining that the expense and timing of renewing its license to operate in the U.K. when compared to projected near-term future revenues is not cost effective, and evaluating the continued potential exposure to Canmart’s existing lawsuits, among other things.

The Company reaffirms its commitment to continue its focus on the growth of its pre-revenue Canadian farming property in British Columbia, at which the Company plans to develop THC and CBD facilities. To date, the Company has not yet cultivated any product from this land.

Press Release

On March 10, 2025, the Company issued a press release announcing the execution of the SEA and the cessation of its Canmart business. A copy of the press release is furnished herewith as Exhibit 99.2 and incorporated herein by reference.

Important Information and Where to Find It

In connection with the proposed Business Combination, a registration statement on Form F-4 (the “Form F-4”) is expected to be filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”). Upon the closing of the Business Combination, it is expected that the Company will be the ultimate parent of FTFC. The Form F-4 will include a prospectus relating to the offer and sale of securities to be issued in connection with the completion of the Transaction. It may also include, if necessary, a preliminary proxy statement/ to be distributed to holders of the Company’s common shares in connection with its solicitation of proxies for the vote of its stockholders in connection with the matters relating to the Business Combination and other matters as described in the Form F-4. This document does not contain all the information that should be considered concerning the Business Combination or any other matter and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination or any other matter. The Company and FTFC urge investors, stockholders, shareholders and other interested persons to read, when available, the Form F-4, including the prospectus (and, if necessary, the proxy statement) included therein and the amendments thereto as well as any other documents filed with the SEC in connection with the Business Combination as these materials will contain important information about the Company, FTFC and the Business Combination. After the Form F-4 has been filed and declared effective, if applicable, the definitive proxy statement will be mailed to the Company’s stockholders as of the record date established for voting on the matters set forth therein. The Company and FTFC stockholders will be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Akanda Corp., c/o Gowling WLG, 100 King St. W, Suite 1600, Toronto, ON M5X 1G5.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED THEREIN.

Participants in the Solicitation of Proxies

This communication is not a solicitation of a proxy from any investor or securityholder. The Company, FTFC, and their respective directors, executive officers and other members of their management and employees, may, under SEC rules, be deemed to be participants in the solicitation of proxies of the Company’s stockholders in connection with the Business Combination. Investors and securityholders may obtain more detailed information regarding the names, affiliations and interests of the Company’s directors and executive officers in the Company’s Annual Report on Form 20-F filed with the SEC on May 1, 2024, and other reports filed with the SEC. Additional information regarding the participants will also be included in the Form F-4, when it becomes available. When available, these documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

No offer or offering of equity interests or securities of any kind is being made, conducted or extended at this time. This communication is for informational purposes only and does not constitute or include an offer to sell, or a solicitation of an offer to purchase or subscribe for, equity interests or securities of any kind or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Any such offer or solicitation will be made only in connection with the delivery of a prospectus meeting the requirements of the Securities Act, or exemptions therefrom.

Forward-Looking Statements

This Report on Form 6-K contains “forward-looking statements.” Such statements which are not purely historical (including, but not limited to statements that contain words such as “will,” “believes,” “plans,” “anticipates,” “expects,” “intends,” “would,” “could” and “estimates”) are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future, including but not limited to, the consummation of the Business Combination.

Important factors, among others, that may affect actual results or outcomes include: (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the Company and FTFC to successfully or timely consummate the proposed Business Combination, including the risk that any required approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination or that the approval of the stockholders of the Company and FTFC is not obtained; (iii) failure to realize the anticipated benefits of the proposed Business Combination; (iv) the limited operating history of each of the Company and FTFC; (v) the ability of each of the Company and FTFC to grow and manage its growth effectively; (vi) the ability of each of the Company and FTFC to execute their respective business plan; (vii) estimates of the size of the markets for their respective products; (viii) the rate and degree of market acceptance of their respective products; (ix) the Company’s ability to identify and integrate acquisitions; (x) future investments in technology and operations; (xi) potential litigation involving the Company or FTFC; (xii) risks relating to the uncertainty of the projected financial information with respect to FTFC; (xiii) the effects of competition on FTFC’s business; (xiv) developments and changes in laws and regulations; (xv) the impact of significant investigative, regulatory or legal proceedings; (xvi) general economic and market conditions impacting demand for either party’s products and services; (xvii) the ability to meet Nasdaq’s listing standards prior to and following the consummation of the proposed Business Combination; (xviii) the ability the Company or the combined company to issue equity or equity-linked securities in connection with the proposed Business Combination or in the future; and (xix) such other risks and uncertainties as are discussed in the Company’s Annual Report on Form 20-F filed with the SEC and the Form F-4 to be filed relating to the proposed Business Combination. Other factors include the possibility that the proposed Business Combination does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Actual results could differ from those projected in any forward-looking statements due to numerous factors. These forward-looking statements are made as of the date of this Form 6-K, and the Company assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law. Although the Company believes that the beliefs, plans, expectations and intentions contained in this Form 6-K are reasonable, there can be no assurance that such beliefs, plans, expectations or intentions will prove to be accurate. Investors should consult all of the information set forth herein and should also refer to the risk factors disclosure outlined in the Company’s reports and statements filed from time-to-time with the Securities and Exchange Commission.

Exhibit Number	Description
99.1	Share Exchange Agreement dated as of March 5, 2025
99.2	Press Release dated March 10, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKANDA CORP.
(Registrant)

Date: March 10, 2025	By:	/s/ Katie Field
		Name:	Katie Field
		Title:	Interim Chief Executive Officer and Director

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